Press Release

INDOSAT ISSUES NEW BOND AND SUKUK FOR IDR 3 TRILLION

Issue a strong testament to investor confidence in Indosat’s franchise

June 20, 2012 – PT Indosat Tbk (“Indosat” or “Company”) announced today that it has received effective statement from BAPEPAM-LK relating to IDR 2.5 trillion in bonds and sukuk ijarah issuance. The issue received orders in excess of IDR 3.7 trillion during the book building process and represents the highest volume of issuance ever undertaken by Indosat.

The breadth and tenure of the issue is a strong testament to the confidence of the investment community in the strength of Indosat’s franchise and the company’s long term financial stability. A combined issue across conventional and Islamic products enabled Indosat to maximize its access to rupiah liquidity at the lowest coupon rate in its issuance history.  In order to accommodate the strong investor demand, Indosat decided to increase the issue size from IDR 2.5 trillion to IDR 3 trillion.

The final issue of IDR 3 trillion was allocated as follows:

Indosat Bond VIII Series A

Amount

: IDR 1,200,000,000,000 (one trillion two hundred billion Rupiah)

Tenure

: 7 (seven) years

Coupon rate

: 8.625% per annum

Indosat Bond VIII Series B

Amount

: IDR 1,500,000,000,000 (one trillion five hundred billion Rupiah)

Tenure

: 10 (ten) years

Coupon rate

: 8.875% per annum

Indosat Sukuk Ijarah V

Amount

: IDR 300,000,000,000 (three hundred billion Rupiah)

Tenure

: 7 (seven) years

Ijarah Fee Installment

: IDR 6,468,750,000 (six billion four hundred sixty eight million seven hundred fifty thousand Rupiah) on quarterly basis

Indosat expects to complete  the bond issuance process on June 28, 2012. The net proceeds of the issue will be used to support Indosat’s plans for growth.

Pefindo has rated Indosat and its offered Bonds idAA+/Stable Outlook for Indosat Bonds Number VIII Year 2012 and idAA(sy)+/Stable Outlook for Indosat Sukuk Ijarah Number V Year 2012.

The notes and financial certificates are being underwritten through a syndicate of joint lead underwriters including PT Mandiri Securities, PT DBS Vickers Securities Indonesia, PT HSBC Securities Indonesia, PT Danareksa Securities, and PT Standard Chartered Securities Indonesia. PT Bank Rakyat Indonesia (Persero) Tbk. are acting as trustee.

Legal counsel is being provided by Assegaf Hamzah and partners; Ny. Titik Poerbaningsih Adi Warsito, SH. are acting as notary, and Ernst & Young (Purwantono, Suherman & Surja) are acting as independent auditor.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends